BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or "Company") (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to the article 12, of CVM Instruction 358, of January 3, 2002, announces that it has received a notification from GIC Private Limited, a company with registered headquarters at 168 Robinson Road, #37-01, Capital Tower, Singapore, 068912, registered with CNPJ/MF under No. 07.140.943/0001-69, legally represented by Citibank Distribuidora de Títulos e Valores Mobiliários S.A., registered with CNPJ/MF under No. 33.868.597/0001-40 (“Notification” and “GIC”, respectively), informing that, on February 2, 2017, its participation in the Company reached, in the aggregate, 40,467,128 common shares, which corresponds to approximately 4.981% of the totality of common shares issued by the Company.

GIC also stated that (i) the above mentioned shareholding is strictly for investment purposes and GIC does not aim a modification on the share control or on the administrative structure of the Company; (ii) it has not executed any agreements regarding vote rights of securities issued by the Company; and (iii) with respect to agreements regulating the purchase or sale of securities issued by BRF, one of its affiliates invests, together with Mr. Abilio dos Santos Diniz, in certain Brazilian and non-Brazilian investment entities, whose sole investment advisor is Tarpon Gestora de Recursos S.A., a wholly-owned subsidiary of Tarpon Investimentos S.A., including funds established with the purpose of investing in common shares issued by BRF, as detailed in the Notification attached herewith.

The Company enhances that it does not have a defined shareholding control, being its shares dispersed on the market in general.

The original of the notification is filed at the Company’s headquarters.

São Paulo, February 20, 2017.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer